Exhibit 4.4

SUNRUN INC.

STOCK ISSUANCE AGREEMENT

This Stock Issuance Agreement (the “Agreement”) is made as of             , 2015, by and between Sunrun Inc., a Delaware corporation (the “Company”), and the persons and entities (each, a “Stockholder” and collectively, the “Stockholders”) listed on the Schedule of Stockholders attached as Exhibit A (the “Schedule of Stockholders”).

RECITALS

A. The Company is contemplating a potential initial public offering (“IPO”) of its common stock (the “Common Stock”).

B. The consent of the Stockholders may be required for the automatic conversion of the Series D Preferred Stock and Series E Preferred Stock into shares of common stock immediately prior to the IPO, pursuant to the contemplated terms of the IPO.

C. Certain Stockholders may be entitled to an adjustment to the conversion price of their shares of Preferred Stock pursuant to the contemplated terms of the IPO.

D. The Stockholders wish to consent to the automatic conversion of the Series D Preferred Stock and Series E Preferred Stock into shares of common stock immediately prior to the closing of the IPO pursuant to section 4(b)(ii) and section 4(b)(i)(ii) of the Certificate of Incorporation, respectively, and waive any adjustment to the conversion price of their shares of Preferred Stock resulting from the issuance of shares of Common Stock in the IPO.

E. The Company wishes to issue to the Stockholders, subject to the terms and conditions of this Agreement, (1) up to an aggregate of 1,667,683 shares of Common Stock (the “Shares”) and (2) warrants to purchase up to 1,250,764 shares of Common Stock (the “Warrants”) pursuant to the letter of intent attached hereto as Exhibit B (“LOI”).

In consideration of the mutual covenants and representations set forth below, the Company and the Stockholder agree as follows:

AGREEMENT

1. Issuance of Shares and Warrants; Consideration.

A. Issuance of Shares. Subject to the terms and conditions of this Agreement, the Company agrees to issue to each Stockholder the number of Shares set forth in the column designated “Number of Shares” opposite such Stockholder’s name on the Schedule of Stockholders, which issuance will be effective as of immediately prior to the closing of the IPO. Notwithstanding the foregoing, (1) no issuance of Shares to the Stockholders designated as “Series D Stockholders” on the Schedule of Purchasers will occur pursuant to this Agreement if the closing of the IPO does not occur on or prior to August 31, 2015, and (2) no issuance of Shares to the Stockholders designated as “Series E Stockholders” on the Schedule of Purchasers will occur pursuant to this Agreement if the closing of the IPO does not occur on or prior to August 31, 2015. The Company’s agreement with each Stockholder is a separate agreement, and the issuance of the Shares to each Stockholder is a separate issuance. The obligation of the Stockholders to consent to the conversion of the Series E Preferred Stock into shares of Common Stock is conditioned upon conversion of the Series D Preferred Stock converting into shares of Common Stock on the terms set forth in this Agreement.

B. Issuance of Warrants. Subject to the terms and conditions of this Agreement, if the conditions set forth in the LOI are met, the Company agrees to issue to each Stockholder a Warrant to purchase up to that number of shares of Common Stock set forth in the column designated “Number of Warrants” opposite such Stockholder’s name on the Schedule of Stockholders, which issuance will be made pursuant to the terms set forth in the LOI. The terms of the Warrants will be substantially as set forth in the LOI in form and substance reasonably satisfactory to the Company and the Stockholders.

C. Consideration. As consideration for the issuance of the Shares and the Warrants, each Stockholder agrees to and hereby does (1) waive any and all conversion price adjustments pursuant to the Company’s Amended and Restated Certificate of Incorporation, as amended, that may result from the issuance of Common Stock by the Company in the IPO or as contemplated by this Agreement (the “Anti-Dilution Adjustment”), and (2) consent to the automatic conversion of all shares of Series D Preferred Stock and Series E Preferred Stock into shares of Common Stock at the then applicable conversion rate pursuant to section 4(b)(ii)(ii) and section 4(b)(i)(ii) of the Certificate of Incorporation, respectively, which the parties agree shall be 1:1 assuming the accuracy of Section 2.B. below and assuming that there are no issuances of securities or other events that would result in a conversion price adjustment between the execution of this Agreement and the closing of the IPO, immediately prior to the closing of the IPO (the “Automatic Conversion”), in each case, subject to (1) the aggregate offering proceeds from the IPO being at least $60 million dollars, and (2) the closing of the IPO occurring on or prior to August 31, 2015.

2. Company Representations and Warranties. The Company hereby represents and warrants to the Stockholders as follows:.

A. Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate actions on the part of the Company. The shares of Common Stock issuable upon exercise of the Warrants has been reserved by the Company.

B. No Anti-Dilution Adjustment; No Additional Consideration. The IPO and the transactions contemplated by this Agreement, including the issuance of the Shares and the issuance of the Warrants, does not require the adjustment of the conversion price of any series of preferred stock of the Company or any similar provision of any other security of the Company, in each case which has not otherwise been waived. Except as set forth in this Agreement. the Company has not provided any consideration to any stockholder of the Company in connection with the conversion of such stockholder’s preferred stock into shares of Common Stock in connection with the IPO or provided any consideration to any stockholder or securityholder in connection with the transactions contemplated by this Agreement.

3. Stockholder Representations and Warranties. Each Stockholder hereby, severally and not jointly, represents and warrants to the Company as follows:

C. No Registration. The Stockholder understands that the Shares have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Stockholder’s representations as expressed herein or otherwise made pursuant hereto.

D. Investment Intent. The Stockholder is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and that the Stockholder has no present intention of selling, granting any participation in, or otherwise distributing the same. The Stockholder further represents that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Shares.

E. Investment Experience. The Stockholder has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company and acknowledges that the Stockholder can protect its own interests. The Stockholder has such knowledge and experience in financial and business matters so that the Stockholder is capable of evaluating the merits and risks of its investment in the Company.

F. Speculative Nature of Investment. The Stockholder understands and acknowledges that an investment in the Company is highly speculative and involves substantial risks. The Stockholder can bear the economic risk of the Stockholder’s investment and is able, without impairing the Stockholder’s financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of the Stockholder’s investment.

G. Accredited Investor. The Stockholder is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission under the Securities Act and shall submit to the Company such further assurances of such status as may be reasonably requested by the Company. The Stockholder has furnished or made available any and all information requested by the Company or otherwise necessary to satisfy any applicable verification requirements as to “accredited investor” status. Any such information is true, correct, timely and complete.

H. Residency. The residency of the Stockholder (or, in the case of a partnership or corporation, such entity’s principal place of business) is correctly set forth on the Schedule of Stockholders.

I. Rule 144. The Stockholder acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Stockholder is aware of the provisions of Rule 144 promulgated under the Securities Act which permit resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Company; the resale occurring not less than a specified period after a party has purchased and paid for the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a “brokers’ transaction,” a transaction directly with a “market maker” or a “riskless principal transaction” (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Stockholder acknowledges and understands that the Company may not be satisfying the current public information requirement of Rule 144 at the time the Stockholder wishes to sell the Shares, and that, in such event, the Stockholder may be precluded from selling such securities under Rule 144, even if the other applicable requirements of Rule 144 have been satisfied. The Stockholder acknowledges that, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Shares. The Stockholder understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

J. Authorization.

(i) The Stockholder has all requisite power and authority to execute and deliver this Agreement, to purchase the Shares hereunder and to carry out and perform its obligations under the terms of this Agreement, including the waiver of the Anti-Dilution Adjustment and the consent to the Automatic Conversion. All action on the part of the Stockholder necessary for the authorization, execution, delivery and performance of this Agreement, and the performance of all of the Stockholder’s obligations under this Agreement, has been taken or will be taken prior to the issuance of the Shares.

(ii) This Agreement, when executed and delivered by the Stockholder, will constitute valid and legally binding obligations of the Stockholder, enforceable in accordance with its terms.

(iii) No consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by the Stockholder in connection with the execution and delivery of this Agreement by the Stockholder or the performance of the Stockholder’s obligations hereunder.

K. Tax Advisors. The Stockholder has reviewed with its own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, the Stockholder relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Stockholder understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this Share issuance or the transactions contemplated by this Agreement.

L. Legends. The Stockholder understands and agrees that any certificates evidencing the Shares shall bear the following legend (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD OF UP TO 180 DAYS AFTER THE EFFECTIVE DATE OF THE ISSUER’S REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER’S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SHARES.

4. Market Stand-Off Agreement. Each of the Stockholders hereby agrees that the Shares acquired by such Stockholder pursuant to this LOI, including the warrants and the shares issuable upon exercise of the warrants, shall be subject to the Market Stand-Off Agreement in Section 2.12 of that certain Tenth Amended and Restated Investor Rights Agreement dated March 31, 2015 by and between the Company and the other parties thereto. Each Stockholder further agrees that the Shares are subject to the underwriters’ “lockup” agreement as previously executed and delivered to the Company (and if such Stockholder has not previously executed and delivered such underwriters’ “lockup” agreement, it agrees to do so as soon as possible, and in any event prior to the issuance of the Shares to such Stockholder).

5. General Provisions.

A. Choice of Law. This Agreement shall be governed by the internal substantive laws, but not the choice of law rules, of California.

B. Integration. This Agreement, including all exhibits hereto, represents the entire agreement between the parties with respect to (1) the issuance of the Shares by the Company to the Stockholders, (2) the waiver of the Anti-Dilution Adjustment by the Stockholders, and (3) the consent to the Automatic Conversion by the Stockholders, and supersedes and replaces any and all prior written or oral agreements regarding the subject matter of this Agreement.

C. Assignment; Transfers. Except as set forth in this Agreement, this Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by the Stockholder without the prior written consent of the Company. Any attempt by a Stockholder without such consent to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Except as set forth in this Agreement, any transfers in violation of any restriction upon transfer contained in any section of this Agreement shall be void, unless such restriction is waived in accordance with the terms of this Agreement.

D. Severability. Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

E. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages shall be binding originals.

(signature page follows)

COMPANY:

SUNRUN INC.

Signature

Print Name

Print Title

STOCKHOLDER:

[NAME OF STOCKHOLDER]

Signature

Print Name

Print Title

EXHIBIT A

SCHEDULE OF STOCKHOLDERS

Name	Address	Number of Shares	Number of Warrants

Series D Stockholders:

Madrone Partners, L.P.		116,203	87,152

Credit Suisse NEXT Investors, LLC		23,241	17,431

Foundation Capital VI, L.P.		7,661	5,746

Sequoia Capital U.S. Growth Fund IV, L.P.		7,420	5,565

Accel X L.P.		6,947	5,210

Accel X Strategic Partners L.P.		521	391

Sequoia Capital USGF Principals Fund IV, L.P.		327	245

Accel Investors 2009 L.L.C.		279	209

Foundation Capital VI Principals Fund, LLC		86	65

Series E Stockholders:

The Canyon Value Realization Master Fund, L.P.		400,000	300,000

Canyon Balanced Master Fund, Ltd.		350,000	262,500

Canyon Value Realization Fund, L.P.		200,000	150,000

The Whittemore Collection, Ltd.		150,000	112,500

Madrone Partners, L.P.		102,189	76,642

SCGE Fund, L.P.		80,000	60,000

Canyon-GRF Master Fund II, L.P.	50,000	37,500

Pine River Master Fund Ltd.	50,000	37,500

Sequoia Capital U.S. Growth Fund IV, L.P.	47,890	35,918

Foundation Capital VI, L.P.	27,503	20,627

Accel X L.P.	13,450	10,088

TTCER Partners, LLC	10,000	7,500

Nisswa Acquisition Master Fund Ltd.	5,000	3,750

Peter and April Kelly Family Trust	5,000	3,750

Risk Family Trust Dtd 6/23/06	5,000	3,750

Dach Dickie Family Trust, Martha Sue Dickie, Trustee	2,500	1,875

Dach, Leslie	2,500	1,875

Sequoia Capital USGF Principals Fund IV, L.P.	2,110	1,583

Accel X Strategic Partners L.P.	1,009	757

Accel Investors 2009 L.L.C.	540	405

Foundation Capital VI Principals Fund, LLC	307	230

EXHIBIT B

LETTER OF INTENT

July     , 2015

Allen Ba

Canyon Capital Advisors LLC

Jamie McJunkin

Madrone Capital

Dear Allen and Jamie:

This letter of intent sets forth certain of the terms upon which Canyon Capital Advisors and its affiliates (“Canyon”) and Madrone Capital (“Madrone”), as the holders of a majority of shares of the Series E preferred stock (“Series E Shares”) and Series D preferred stock (“Series D Shares”) of Sunrun Inc. (the “Company”), respectively, agree to waive certain conversion price adjustments and to consent to the automatic conversion of the Series E Shares and Series D Shares into shares of the Company’s common stock (the “Common Stock”) immediately prior to the closing of the Company’s initial public offering (“IPO”), which waiver and consent has been separately agreed upon by the parties hereto pursuant to a Stock Issuance Agreement dated on or about the date hereof.

As further consideration of the waiver and consent, the Company agrees to issue warrants (“Warrants”) to purchase shares of Common Stock of the Company (“Shares”) to each of the holders of the Series E Shares and Series D Shares upon the terms set forth below:

•	Warrants shall only be issued pursuant to this letter of intent to holders of Series D Shares and Series E Shares if both of the following conditions are met: (i) the Company successfully closes its IPO no later than August 31, 2015 and (ii) the VWAP (as customarily calculated using the “Bloomberg VWAP” for the Common Stock, without regard to after-hours trading or any other trading outside of the regular trading session trading hours) for the period starting on the third trading day on the NASDAQ Stock Market and ending on the 32nd trading day on the NASDAQ Stock Market is less than $17.50.

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•	If the conditions set forth above are met, the Company will issue the Warrants within 10 business days following the 32nd trading day on the NASDAQ Stock Market, upon the following terms:

•	The Warrants will expire three years from the date of issuance. In addition, the Warrants will provide that the Company may cause the Warrants to terminate in connection with an Acquisition (as defined in the Company’s Certificate of Incorporation as in effect on the date hereof) of the Company as provided herein. In the event of an Acquisition of the Company prior to the third anniversary of the date of issuance of the Warrants in which the consideration to be received by the stockholders of the Company consists solely of cash, the Warrants will provide that any unexercised Warrants may be terminated by the Company immediately prior to the effective time of such Acquisition by paying the holders of the Warrants an amount equal to the difference between the cash consideration per share to be received by stockholders of the Company in such Acquisition and $22.50 (as adjusted from time to time) per Warrant share. In the event of an Acquisition of the Company prior to the third anniversary of the date of issuance of the Warrants in which the consideration to be received by the stockholders of the Company consists of securities or a combination of cash and securities, the Warrants will provide that any unexercised Warrants may be terminated by the Company immediately prior to the effective time of such Acquisition by paying the holders of the Warrants an amount equal to $17.50 per Warrant share (as adjusted from time to time). The Warrants will provide that (1) in order for the Company to terminate the Warrants as provided in the previous two sentences, the Company must provide written notice to the holders of the Warrants at least five business days prior to the effective time of such Acquisition indicating that it will terminate the Warrants immediately prior to the effective time of such Acquisition and the details of the payment to be made to such holders in respect of each Warrant share, and (2) such termination will only be effective with respect to any Warrants that remain unexercised at the effective time of such Acquisition (which exercise by the holders of the Warrants can be made conditioned upon the closing of the Acquisition).

•	The Warrants will have an exercise price of $22.50 per Share (as adjusted from time to time). The Warrants will provide for adjustment to the exercise price and the number of Warrant Shares to reflect stock splits, consolidations, combinations, consolidation, recapitalization and the like of the underlying Common Stock and dividends (of securities, including stock, cash and other property).

•	Any Shares issued in respect of the Warrants during the IPO underwriter’s lock-up period will be subject to the terms of the lock-up agreement entered into between the holder of the Warrants and the Company’s underwriters, and Shares issued after the expiration of the lock-up period described therein will not be subject to the lock-up agreement.

•	If the conditions set forth above are met, 1,128,750 Warrants will be issued to the holders of the Series E Shares, which will be issued ratably in proportion to each holder’s ownership percentage of the Series E Shares, as set forth in Schedule A hereto.

•	If the conditions set forth above are met, 122,014 Warrants will be issued to the holders of Series D Shares, which will be issued ratably in proportion to each holder’s ownership percentage of the Series D Shares, as set forth in Schedule B hereto.

•

Holders of the Warrants may, at their option, exercise Warrants through a “cashless” transaction pursuant to which the Company will issue a net number of Shares equal to the product of (1) the number of Shares to be exercised and (2) the difference between the 10-day

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VWAP (to be defined in the definitive documentation for the Warrants using customary definitions and methodologies) for the period ending on the trading day immediately prior to the date of exercise and $22.50 (as adjusted from time to time).

•	Any transfer of Warrants will be subject to satisfaction of applicable securities laws. No Warrants may be transferred unless such transfer is to a transferee who, pursuant to such transfer, receives at least 20% of the Warrant shares (as adjusted to reflect stock splits, consolidations, stock dividends, combinations, consolidation, recapitalization and the like of the underlying Common Stock) initially issued to the original Warrant holder.

•	The Warrants will contain other customary representations and terms which will be set forth in definitive documentation at the time of the issuance of the Warrants and will be in form and substance reasonably satisfactory to the Company, Canyon and Madrone.

Best regards,

Lynn Jurich

CEO

Sunrun Inc.

Agreed and Acknowledged:

Canyon Capital Advisors LLC

Allen Ba

Madrone Capital

Jamie McJunkin

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